UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

Fernando Chico Pardo Concludes Sale of 49% of ITA (Strategic Partner
of ASUR) and 37,746,290 Class B Common Shares of ASUR to Grupo
ADO, S.A. de C.V.; Chico Pardo to Remain Chairman of the Board of ASUR
and Retain 51% of ITA

México D.F. January 4, 2012. Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (“ASUR”), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, announced today that it was notified by Fernando Chico Pardo (“FCP”), shareholder and chairman of ASUR’s board of directors, that he has concluded the sale to Grupo ADO, S.A. de C.V. (“ADO”) of 49% of the shares of Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. (“ITA”) and 37,746,290 of his Class B shares of ASUR (the “Transaction”). The Transaction was originally announced on November 8, 2011 and FCP has notified ASUR that he has obtained all required third party and governmental approvals that are conditions precedent to the closing of the Transaction.

ITA is ASUR’s strategic shareholder and holds 22,950,000 of ASUR’s Class BB shares, representing 7.65% of ASUR’s capital stock.  In addition, ASUR and ITA are parties to the technical assistance agreement (the “Technical Assistance Agreement”) pursuant to which ASUR has a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to it by ITA during the term of the agreement. In accordance with its terms, the Technical Assistance Agreement will continue in force following the closing of the Transaction.

FCP will continue to have ownership of 51% of the shares of ITA and 37,746,297 Class B Shares, or 12.5821% of ASUR’s capital stock.

About ADO:

ADO is a Mexican bus transportation company founded more than 70 years ago that transports approximately 160,000,000 passengers annually. ADO has approximately 20,000 employees and offers passenger, tourist, urban and personnel transportation services. ADO has broad experience in the management of passenger terminals, transportation logistics, tourism and commercial operations.

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About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Stock Exchange (Bolsa Mexicana de Valores), where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

- END -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 4, 2012